SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2003
SANOFI-SYNTHELABO
(Exact name of registrant as specified in its charter)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Paris, October 13th, 2003

Dear Madam, Dear Sir,

On the occasion of the 3rd quarter 2003 sales publication, a conference call for financial analysts, institutional investors and journalists will be held on Wednesday, October 22nd, 2003 at 3:30 p.m. (Paris time). This conference call will be in English.

In order to participate in the conference call, the following numbers are to be dialed 10 minutes before it starts:

France:	00 33 (0) 1 70 70 81 78	code: 517790
United Kingdom:	00 44 (0) 207 019 95 04	code: 517790
USA:	00 1 718 354 11 52	code: 517790

A recorded version of the conference will be made available through Friday October 31st, 2003 by dialing:

France:	00 33 (0) 1 70 70 82 10	code: 517790#
United Kingdom:	00 44 (0) 207 784 10 24	code: 517790#
USA:	00 1 718 354 11 12	code: 517790#

A live audio webcast of this conference will be made available at our internet site (www.sanofi-synthelabo.com) and a recorded version will be archived through Friday, October 31st, 2003.

Yours sincerely,

Philippe Goupit

Investor Relations Department
Philippe Goupit	Director of Investor Relations
Isabelle Laurent	Investor Relations Europe
Arnaud Delépine	Investor Relations Europe
Sanjay Gupta	Investor Relations US

Contacts:
E-mail: investor-relations@sanofi-synthelabo.com

Europe	US
Tel: +33 1 53 77 45 45	Tel: 1 212 551 42 93
Fax: +33 1 53 77 42 96	Fax: 1 212 551 49 10

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 14, 2003

SANOFI-SYNTHELABO By: /s/ Marie-Helene Laimay Name: Marie-Helene Laimay Title: Senior Vice President and Chief Financial Officer